Filed Pursuant to Rule 253(g)(2)

File No. 024-11519

Post-Qualification Offering Circular Amendment No. 7 Supplement

Dated December 29, 2023

A Post-Qualification Amendment No. 7 to Offering Statement (the “PQA7”) of Raadr, Inc. pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission (“SEC”). The PQA7 was Qualified on October 13, 2023.

This Post-Qualification Offering Circular Amendment No. 7 Supplement covers a change in the offering price of the shares offered from $0.0005 to $0.0004 per share. This change affects only the dilution and gross proceeds.

We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the Offering Statement in which such Final Offering Circular was filed may be obtained.

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